# PNC Investments LLC and Subsidiary

**Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934**
**Consolidated Statement of Financial Condition as of**
**December 31, 2020**

# PNC Investments LLC and Subsidiary
## Index
## Year Ended December 31, 2020

**Page(s)**



# Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of PNC Investments LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying consolidated statement of financial condition of PNC Investments LLC and its subsidiary (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 26, 2021

We have served as the Company's auditor since 2007.

*PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, Pennsylvania 15219*
T: (412) 355 6000; F: (412) 355 8089, www.pwc.com/us

# PNC Investments LLC and Subsidiary
## Consolidated Statement of Financial Condition
## December 31, 2020

*(in thousands of dollars)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 68,645 |
| Deposits with clearing organizations | | 50 |
| Cash segregated under Federal and other regulations | | 200 |
| Receivables from brokers, dealers and others | | 18,935 |
| Receivables from mutual funds (less provision for doubtful accounts: $240) | | 3,919 |
| Equity investments | | 98,409 |
| Property and equipment at cost, net of accumulated depreciation | | 9,712 |
| Deferred tax asset | | 4,903 |
| Prepaid expense and other assets | | 11,951 |
| **Total assets** | $ | 216,724 |

**Liabilities**

| | | |
|---|---|---:|
| Accrued salary and benefits | $ | 42,905 |
| Payable to affiliates | | 2,770 |
| Payable to customers | | 971 |
| Other liabilities | | 2,362 |
| **Total liabilities** | | 49,008 |
| | | |
| **Member's equity** | | 167,716 |
| | | |
| **Total liabilities and member's equity** | $ | 216,724 |

The accompanying notes are an integral part of this consolidated financial statement.

**PNC Investments LLC and Subsidiary**
**Notes to Consolidated Financial Statement**
**Year Ended December 31, 2020**

1. **Organization**

   PNC Investments LLC and Subsidiary (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNC Investments LLC is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). PNC Investments LLC is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC (PNCIS), a wholly owned subsidiary of PNC Investments LLC. PNCIS engages in the retail sale of fixed annuities, life insurance, and other insurance products. At December 31, 2020, PNCIS had total assets of $6.5 million, total liabilities of $0.4 million and member's equity of $6.1 million.

2. **Significant Accounting Policies**

   **Basis of Financial Statement Presentation**
   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   The Company has eliminated intercompany accounts and transactions.

   In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from such estimates and such differences may be material to the financial statements.

   **Cash and Cash Equivalents**
   Cash and cash equivalents, which includes money market mutual funds with BlackRock (Note 5), are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 60 days or less. The money market fund investments are carried at fair value. Dividend income on these money market funds is included in interest income on our Consolidated Statement of Income. See Note 5 for further details on the BlackRock money market funds. See Note 12 for further details on accounting for financial assets at fair value.

   **Credit Losses**
   The Company adopted Accounting Standards Update (ASU) 2016-13 – Credit Losses on January 1, 2020. This standard is commonly referred to as the Current Expected Credit Losses (CECL) standard. This standard replaces measurement, recognition and disclosure guidance for credit related reserves. It requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the allowance for credit losses (ACL) from the amortized cost basis of the asset. The receivables assessed for credit losses primarily represent receivables due from mutual fund carriers for remarketing services (see Note 11). These receivables generally settle in cash within one year of origination. The Company implemented the CECL standard using a modified retrospective approach through a cumulative-effect adjustment to retained earnings on January 1, 2020. The cumulative-effect adjustment to retained earnings total $0.2 million at adoption.

   **Deposits With Clearing Organizations**
   Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

   **Cash segregated under Federal and other regulations**
   Cash segregated under Federal and other regulations represent cash held in special reserve accounts for the exclusive benefit of customers. These cannot be used in the ordinary operations of the business.

**Receivables**
Receivables from brokers, dealers and other include the following: a) accrued revenue from the Company's Clearing Agent which is settled on a monthly basis; b) accrued business development credits which are settled with the Company's Clearing Agent on a annual basis; c) accrued annual service fees charged annually for most brokerage accounts which are settled on an annual basis; d) accrued annuity commissions and trailer fees associated with the sale of variable and fixed annuity products which are generally settled on a quarterly basis; d) accruals for remarketing fees related to annuity products which are settled in accordance with agreed upon payment terms; and e) a customer asset related to a incentive offered on the managed account program (see Note 11).

Receivables from mutual funds include the following: a) accruals for remarketing fees which are settled in accordance with agreed upon payment terms and b) accrued 12b-1 trailer fees which are generally settled on a monthly basis.

See Note 9 for details on the Company's clearing arrangement.  See Note 11 for further details on fees earned and recognized by the Company.

**Equity Investments**
Equity investments include investments in mutual funds which are invested in various debt securities.  We measure these mutual funds at fair value through Net income.  See Note 12 for further details on accounting for financial assets at fair value.

**Depreciation and Amortization**
Property and equipment are depreciated over their estimated useful lives using the straight-line method.  We use estimated useful lives for furniture and equipment ranging from 5 to 10 years.

We purchase, as well as internally develop and customize, certain software to enhance or perform internal business functions.  Purchased software is depreciated using the straight-line method over a period of 5 years.  Costs associated with designing software configuration and interfaces, installation, coding programs and testing systems are capitalized and amortized using the straight-line method over periods ranging from one to 5 years.

**Revenue Recognition**
For the fee-based revenue within the scope of Accounting Standards Codification ("ASC") Topic 606 - Revenue from Contracts with Customers (Topic 606), revenue is recognized when or as those services are transferred to the customer.

**Income Taxes**
The Company uses the asset and liability method to account for deferred income taxes.  Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of specific assets and liabilities and are measured using the enacted tax rates and laws that we expect will apply at the time when we believe the differences will reverse.

PNC assumes all state tax liabilities on behalf of the Company; therefore, any state tax expense/benefit is immediately settled and accounted for as a capital adjustment.

**Recently Issued Accounting Guidance Not Yet Adopted**
In December 2019, the Financial Accounting Standards Board issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions, as well as clarifying and amending other guidance to improve consistent application of Topic 740.  The only amendment to impact the Company specifies that single-member limited liability companies and other disregarded entities not subject to income tax are no longer required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial

statements (the tax allocation amendment).  The update is effective for the Company on January 1, 2021 and the tax allocation amendment requires the retrospective adoption method.  The adoption is expected to have a material impact to the Company's financial statements as a result of the tax allocation amendment, as income taxes would no longer be reflected in the Company's standalone financial statements.

3.      **Regulatory Requirements**

As a registered broker-dealer and investment advisor, PNC Investments LLC operates in a regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance.  Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections.  The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, PNC Investments LLC is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of PNC Investments LLC and to impose sanctions for noncompliance.

As a registered broker/dealer, PNC Investments LLC is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital.  PNC Investments LLC computes net capital under the alternative method permitted by the Rule.  Under this method, the required minimum net capital is equal to $250,000.  At December 31, 2020, the Company had net capital of $100.4 million, excluding PNCIS, which was $100.2 million in excess of its required net capital.

Additionally, PNC Investments LLC claims the exempted provisions of SEC Rule 15c3-3(k)(2)(ii) since it does not hold customer funds or safekeep customer securities.  PNC Investments LLC clears all securities transactions on a fully disclosed basis through its clearing firm with limited exceptions as noted below.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

See Note 9 for details of PNC Investments LLC's clearing arrangement.

4.      **Income Taxes**

Significant components of the Company's net deferred tax asset as of December 31, 2020, are as follows:

*(in thousands of dollars)*

| | | |
|---|---|---:|
| Employee benefits | $ | 1,514 |
| Compensation | | 5,279 |
| Fixed assets and software | | (1,736) |
| Intangibles | | 487 |
| Other | | (641) |
| Net deferred tax asset | $ | 4,903 |

The IRS is currently examining PNC's consolidated federal income tax returns for 2016, 2017 and 2018.

5.      **Related-Party Transactions**

Cash and cash equivalents as of December 31, 2020 includes $8.6 million of cash on deposit with the Parent and $60.0 million of cash invested in a money market mutual fund with BlackRock, which was an affiliate of PNC, until May 2020 when PNC divested its entire investment in BlackRock.

The Company also utilized the Retail Trading Desk services of PNCCM (PNC Capital Markets LLC) to provide a list of structured products and fixed-income securities that PNCCM had available and were of interest to the customers of the Company.  In November 2020, the Company terminated this agreement with PNCCM and made a decision to use the services of its clearing firm to provide these products and securities to its customers.

The Company participates in the PNC single employer pension plans as described in Note 6. The Company had a payable due to PNC of $1.9 million at December 31, 2020, which is reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

The Company had a payable due to PNC for post-retirement benefits of $3.8 million.  The Company also had a payable due to PNC for long-term disability and post-employment benefits of $1.5 million.  Both payables are reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

6.      **Employee Benefit Plans**

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN 25-1435979), which covers substantially all of the Company's employees.  Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation.  Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation.

All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate.  Beginning in 2018, the plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria.

PNC maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified plans are unfunded as of December 31, 2020.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to Company's plan participants.

The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation - Retirement Benefits. As of December 31, 2020, assets of the PNC qualified defined benefit pension plan were $6.1 billion and the projected benefit obligation was $5.2 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution to the defined benefit pension plan for 2021 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7. **Stock Based Compensation Plans**

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar-denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 25 million at December 31, 2020. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 27 million shares at December 31, 2020.

Certain employees of the Company receive options and awards under the PNC Incentive Plans.

***Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards***
The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock prices on the date of grant with a reduction for estimated forfeitures. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals. Additionally, certain incentive/performance unit awards require subsequent adjustment to their current market value due to certain discretionary risk review triggers.

The weighted-average grant-date fair value of incentive/performance unit awards and restricted share/ restricted share unit awards granted in 2020 was $155.29 per share.

***Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards - Rollforward***

| | Nonvested Incentive/ Performance Units | Weighted-Average Grant Date Fair Value | Nonvested Restricted Share/ Restricted Share Units | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| December 31, 2019 | 1,524 $ | 103.91 | 49,502 $ | 129.71 |
| Granted | — | — | 15,575 | 155.29 |
| Vested/ Released | (1,122) $ | 95.65 | (17,952) | 122.99 |
| Forfeited | — | — | (806) | 149.95 |
| December 31, 2020 | 402 $ | 126.96 | 46,319 $ | 140.56 |

In the preceding table, the units and related weighted-average grant date fair value of the incentive/ performance unit awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

8.   **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. The aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was not material as of December 31, 2020. This accrual is included in Other liabilities on the Consolidated Statement of Financial Condition.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question.  Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued.

In the Company's experience, legal proceedings are inherently unpredictable.  One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that it is reasonably possible we could incur.

The Company includes in the descriptions of individual matters described below ("Disclosed Matters") certain information related to the plaintiff's claim against the Company alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it

does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

**Other**

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted.  The Company does not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Company's financial position.  However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

9.      **Clearing Arrangement**

The Company has a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). The services include, but are not limited to the following:

- executing customer trades;
- generating, preparing, and mailing of customer trade confirmations and account statements;
- settling transactions in securities between the Company and other brokers and dealers;
- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records, and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within two business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts.  On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer.  This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations.  As of December 31, 2020, there were no significant liabilities payable to NFS related to customer activities.

As of December 31, 2020, the Company had recorded a revenue receivable from the Clearing Agent of $8.6 million which is included in Receivables from brokers, dealers and others on the Consolidated Statement of Financial Condition. When applicable, receivables are settled in cash in the subsequent month, and as noted, activity is recorded on a trade date basis.

In 2019, the Company entered into a contract extension with NFS with an expiration date in 2029.  The agreement contains a significant termination penalty if the Company were to exit the agreement prior to the expiration date ($60 million at December 31, 2020).  This penalty reduces to zero as of February 2029. The Company does not have any intention at this point to terminate the clearing agreement with NFS prior to the expiration date.

By entering into the contract extension NFS agreed to provide the Company with prospective business development credits over the ten-year life of the contract totaling $21.2 million.  The Company is accruing for the $21.2 million business development credit ratably on a straight-line basis over the ten-year life of the contract as a reduction to Clearing service fees.  As of December 31, 2020, the Company had a $1.0 million receivable for business development credits recorded on the Consolidated Statement of Financial Condition. The payment of the business development credits are contingent on the contract remaining in full force and

effect.  If the Company were to exit the agreement prior to the expiration date the Company would owe NFS a significant portion of business developments previously paid.  The Company does not have any intention at this point to terminate the clearing agreement with NFS prior to the expiration date.

10.    **Property and Equipment**

Property and equipment are stated at cost, net of accumulated depreciation.  Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Property and equipment at December 31, 2020, consisted of:

*(in thousands of dollars)*

| | | |
|---|---|---|
| Software | $ | 33,014 |
| Equipment | | 7,053 |
| Furniture | | 6,217 |
| Jobs in process | | 1,086 |
| Other | | 439 |
| Total cost | | 47,809 |
| Less: Accumulated depreciation | | (38,097) |
| Net property and equipment | $ | 9,712 |

11.    **Fee-Based Revenue From Contracts With Customers**

The receivable balance related to revenue recognized in accordance with ASC Topic 606 was $24.6 million at December 31, 2020.

**Asset Management Fees**
In the second half of 2020 the Company offered customers a promotion related to the asset management program.  Customers that contracted with the Company to invest or add additional investments into the managed account program received a certain level of cash consideration from the Company, depending on the amount of the investment.  The Company deposited this consideration into the customer's managed account.  As of December 31, 2020, the Company paid $3.3 million to customers up-front as part of this 2020 promotional offering and accrued another $1 million for contracts that were signed in December 2020 but for which cash consideration was paid in January 2021.  As of December 31, 2020, the Company had a $3.5 million receivable from customers and $1 million payable to customers recorded on the Consolidated Statement of Financial Condition.  In accordance with ASC 606 the Company deferred the up-front payments to customers as a receivable from customers, as customers would forfeit a portion of the cash payments received if they withdraw the amount invested within the first twelve months.

**Costs to Obtain or Fulfill a Contract with a Customer**
The Company recorded an asset for certain costs incurred to obtain revenue contracts with its customers. This asset consists of accelerated broker commissions paid to employees for the investment advisory programs (managed accounts) offered to customers.

This asset is presented in the Prepaid expense and other assets line of the Consolidated Statement of Financial Condition.  The Company had deferred broker commissions of $7.9 million and $8.3 million at January 1, 2020 and December 31, 2020, respectively.

12.     **Fair Value**

**Fair Value Measurement**
We measure certain financial assets, specifically mutual fund investments, at fair value.  Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date, and is determined using an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value hierarchy established by GAAP requires us to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy are:

- **Level 1:** Fair value is determined using a quoted price in an active market for identical assets or liabilities.
- **Level 2:** Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly.
- **Level 3**: Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads, and where dealer quotes received do not vary widely and are based on current information.

**Mutual Fund Investments Measured at Fair Value on a Recurring Basis**
Mutual fund investments include money market funds with BlackRock and mutual funds invested in various debt securities.  These open-ended investments are valued based on quoted prices in active markets for identical securities and are classified within Level 1 of the hierarchy.  The following table summarizes these investments measured at fair value on a recurring basis as of December 31, 2020.

*(In thousands of dollars)*

| | | |
|---|---|---:|
| BlackRock money market funds[a] | $ | 60,017 |
| Debt funds[b] | | 98,409 |
|   Total | $ | 158,426 |

(a) Included in Cash and cash equivalents on the Consolidated Statement of Financial Condition.

(b) Included in Equity investments on the Consolidated Statement of Financial Condition.

13.     **Pending Acquisition of BBVA USA Bancshares, Inc.**

On November 16, 2020, PNC announced the signing of a definitive agreement with BBVA to acquire BBVA USA Bancshares, Inc., a financial holding company conducting its business operations primarily through its U.S. banking subsidiary, BBVA USA.  BBVA USA has 637 branches in Texas, Alabama, Arizona, California, Florida, Colorado and New Mexico.  The transaction is expected to close in mid-2021, subject to customary closing conditions, including regulatory approvals.

As part of this agreement PNC Investments LLC will acquire approximately 100 thousand retail customers from BBVA Securities Inc., a subsidiary of BBVA and a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of FINRA.  BBVA Securities Inc. has an institutional and retail business. The institutional business will remain with BBVA.

14.     **Subsequent Events**

No significant subsequent events have occurred through the date of issuance (February 26, 2021) that would require additional disclosures in these notes to the consolidated financial statement at December 31, 2020.